SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of September 2005
Bayer Aktiengesellschaft
Bayer Corporation*
(Translation of registrant’s name into English)
Bayerwerk, Gebaeude W11
Kaiser-Wilhelm-Allee
51368 Leverkusen
Germany
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☑                    Form 40-F  ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):    N/A
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):    N/A
     Indicate by check mark whether, by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐                    No  ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
* Bayer Corporation is also the name of a wholly-owned subsidiary of the registrant in the United States.

[English translation]
Publication pursuant to Article 25 (1) of the German Securities Trading Act (WpHG) by Bayer Aktiengesellschaft, 51368 Leverkusen.
Capital Group Companies, Inc., 333 South Hope Street, Los Angeles, CA 90071, has notified us pursuant to Article 21(1) of the German Securities Trading Act (WpHG) that the proportion of voting rights it holds in our company exceeded the 5% threshold on August 18, 2005 and that since that date it has held 5.037% of the voting rights. According to Capital Group Companies, Inc., all of these voting rights are attributable to it pursuant to Article 22 (1)(1)(6) in conjunction with Article 22(1)(2) and (1)(3) of the German Securities Trading Act (WpHG).
Leverkusen, August 24, 2005
Bayer Aktiengesellschaft
The Board of Management

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bayer Aktiengesellschaft (Registrant)
By:	/s/ ppa. Dr. Alexander Rosar
	Name:	Dr. Alexander Rosar
	Title:	Head of Investor Relations

	By:	/s/ Dr. Armin Buchmeier
		Name:	Dr. Armin Buchmeier
		Title:	Senior Counsel

Date: September 8, 2005